SANOFI PASTEUR TO PRODUCE 100 M US Dollars
OF VACCINE AGAINST H5N1 INFLUENZA VIRUS
FOR U.S. GOVERNMENT

~ Influenza Vaccine Leader Takes New Step in Global Pandemic Preparedness ~

Lyon, France and Swiftwater, PA (USA) – September 15, 2005 – Sanofi pasteur, the vaccines business of the sanofi-aventis Group (NYSE: SNY), has entered into an agreement with the U.S. Department of Health and Human Services (HHS) to produce doses of a vaccine to help protect against the H5N1 influenza virus strain, the so-called avian strain. Scientists believe the H5N1 strain could become the cause of a global influenza pandemic.

The contract is another major effort by sanofi pasteur to support efforts in both the U.S. and Europe to prepare the world for the possibility of an influenza pandemic.

The $100 million contract calls for sanofi pasteur to manufacture the vaccine in bulk concentrate form at its U.S. headquarters in Swiftwater, PA from early September through late October. The agreement provides for additional fees to be paid to sanofi pasteur for storage of the vaccine as well as for formulation and filling of the vaccine upon government request.

Sanofi pasteur’s Global Commitment to Pandemic Preparation

In the U.S., the contract with HHS is sanofi pasteur’s fifth pandemic-related agreement with the U.S. government.
•	In May 2004, sanofi pasteur contracted with the NIAID to produce 8,000 investigational doses of the H5N1 influenza strain. The doses were manufactured and shipped to the NIAID on March 2 and 3, 2005. The clinical studies for the vaccine are being conducted by the NIAID.
•	In September 2004, the company signed a contract with HHS to produce two million doses of bulk vaccine derived from the H5N1 viral strain. The bulk doses were produced and are being stored, and can be formulated and filled upon government request.
•	In November 2004, the HHS awarded a contract to sanofi pasteur for the establishment and maintenance of flocks of egg-laying hens to allow the company to manufacture pandemic influenza vaccine at current full capacity on a year-round basis. The flocks will be fully available by September.
In addition, the contract calls for sanofi pasteur each year to produce investigational doses for a potential pandemic influenza vaccine. This year the company will produce 3,000 investigational doses of a vaccine to protect against the H7N7 influenza strain.
•	In April 2005, the HHS awarded a contract to sanofi pasteur to speed the production process for new cell culture influenza vaccines in the U.S. and the design of a U.S.-based cell-culture vaccine manufacturing facility.
In Europe, sanofi pasteur initiated and runs a large range of projects.
•	Sanofi pasteur is sponsoring the first clinical trials to determine the safety and immunogenicity of an H5N1 influenza vaccine. The clinical trial is conducted in France. The strain was provided by the U.K.'s National Institute for Biological Standards and Control (NIBSC). The clinical lots are being developed in collaboration with the French health authorities, NIBSC and the European Medicines Agency (EMEA). The data from these studies will be used in a “mock dossier” submitted to the EMEA to accelerate the license approval process in the event of a pandemic.
Investor Relations Department	1/3
Europe Tel: + 33 1 53 77 45 45 US Tel: + 1 212 551 40 18
E-mail : IR@sanofi-aventis.com

•	FLUPAN: Sanofi pasteur is the only vaccine manufacturer to participate, along with the NIBSC and the University of Reading, in this E.U.-funded collaboration. FLUPAN is intended to improve the level of pandemic preparation in the E.U. The company will produce pandemic influenza vaccine that will be used in a FLUPAN clinical study.
•	Sanofi pasteur is in active discussions with governments, and European authorities concerning production on H5N1 vaccines and production option for pandemic vaccine.

In Australia, the government has a contract with sanofi pasteur for the supply of pandemic vaccine should there be an outbreak of pandemic influenza. The pandemic agreement was part of a three-year contract that covers interpandemic influenza vaccine supply as well. Sanofi pasteur was awarded 35% of the annual interpandemic vaccine supply.

The new contract illustrates sanofi pasteur’s continued commitment toward the production of influenza vaccine to protect against possible pandemic strains, both in the U.S. and throughout the world.

Reliable Influenza Vaccine Supplier for Years

Influenza vaccines leader sanofi pasteur operates two manufacturing facilities to produce injectable influenza vaccine for the world, in Val de Reuil in France and Swiftwater in the U.S.
New Influenza Facilities Under Construction

•	Sanofi pasteur began construction of a new 145,000 square-foot, $150 million manufacturing facility in Swiftwater that is currently expected to be ready for production for the 2008 - 2009 influenza season. The plant will replace the existing influenza manufacturing plant in Swiftwater and will double the site’s capacity for producing influenza vaccine.
•	The company is also investing in a major expansion of its Val de Reuil, France, vaccine production plant.

Influenza Overview

There have been 68 laboratory-confirmed human cases of H5N1 avian influenza reported to the World Health Organization (WHO) between December 16, 2004 and August 5, 2005. Scientists believe the H5N1 strain could become the cause of a global influenza pandemic.

Influenza is a highly contagious virus that is spread easily from person to person, primarily when an infected individual coughs or sneezes.

An influenza pandemic is a global epidemic of an especially virulent virus with the potential for severe morbidity and mortality. According to the World Health Organization (WHO), the next pandemic is likely to result in 1 to 2.3 million hospitalizations and 280,000 to 650,000 deaths in industrialized nations alone. Its impact will most likely be even more devastating in developing countries.

About sanofi-aventis
The sanofi-aventis Group is the world’s third-largest pharmaceutical company, ranking number one in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular disease, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine, and vaccines. The sanofi-aventis Group is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Sanofi pasteur, the vaccines business of the sanofi-aventis Group, sold nearly a billion doses of vaccine in 2004, making it possible to protect more than 500 million people across the globe, which is about 1.4 million per day. The company offers the broadest range of vaccines, providing protection against 20 bacterial and viral diseases. For more information, please visit: www.sanofipasteur.com

Investor Relations Department	2/3
Europe Tel: + 33 1 53 77 45 45 US Tel: + 1 212 551 40 18
E-mail : IR@sanofi-aventis.com

Forward Looking Statements
This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2004. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Sanofi-aventis Group subsidiaries in the United States include Sanofi-Synthelabo Inc., Aventis Pharmaceuticals Inc. and Sanofi Pasteur Inc.

Investor Relations Department	3/3
Europe Tel: + 33 1 53 77 45 45 US Tel: + 1 212 551 40 18
E-mail : IR@sanofi-aventis.com